

Xairos Systems, Inc.

(A Development Stage Company)

Financial Statements
(Unaudited)

For the Period from March 19, 2019 through December 31, 2019 and the Year Ended December 31, 2020

Together with Independent Accountants' Review Report

Xairos Systems, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Period from March 19, 2019 through December 31,
2019 and the Year Ended December 31, 2020

Index to Financial Statements (Unaudited)



MARPÉ

FINANCE & ACCOUNTING

STARTUP CFO — SEED TO IPO

We have reviewed the accompanying financial statements of Xairos Systems, Inc., a Delaware corporation ("Xairos" or the "Company"), which comprise the balance sheets as of December 31, 2019 and 2020, and the related statements of operations, of stockholders' equity, and of cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Emphasis of a Matter

As discussed in Note 2, the Company must raise financing for the Company to be able to continue operations. Management's plans are also discussed in Note 2.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Glenn C. Ballard

Glenn C. Ballard, CPA
February 3, 2022

Xairos Systems, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Period from March 19, 2019 through December 31, 2019 and the Year Ended December 31, 2020

Balance Sheets
(UNAUDITED)

	December 31,	
	2019	2020
Assets		
Current assets		
Cash	$ 28,443	$ 99,971
Total current assets	28,443	99,971
Total assets	$ 28,443	$ 99,971
Liabilities and Stockholders' Deficit		
Current liabilities		
Accounts payable	$ 16,380	$ -
Total current liabilities	16,380	-
Notes payable	-	823,355
Total liabilities	16,380	823,355
Commitments and contingencies (see notes to financial statements)		
Series A Redeemable Convertible Preferred Stock	300,000	-
par value of $0.001 per share; 9,000 shares authorized, 9,000 shares outstanding as of Dec 31, 2019; 9,000 shares authorized, 0 shares outstanding as of Dec 31, 2020		
Stockholders' deficit		
Common stock		
par value of $0.001 per share; 100,000 shares authorized, 10,000 shares outstanding as of Dec 31, 2019; 100,000 shares authorized, 7,500 shares outstanding as of Dec 31, 2020	10	8
Additional paid-in capital	300,467	180,093
Notes receivable from stockholders	(300,377)	-
Accumulated deficit	(288,037)	(903,485)
Total stockholders' deficit	(287,937)	(723,384)
Total Liabilities and Stockholders' Deficit	$ 28,443	$ 99,971

The accompanying notes are an integral part of these financial statements.

Xairos Systems, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Period from March 19, 2019 through December 31,
2019 and the Year Ended December 31, 2020

Statements of Operations
(UNAUDITED)

	Period from Inception (Mar 19, 2019) through Dec 31, 2019	Year Ended Dec 31, 2020
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses		
Sales & marketing expenses	4,102	-
Research & development expenses	239,099	446,707
General & administrative expenses	59,836	315,582
Total operating expenses	303,037	762,289
Operating loss	(303,037)	(762,289)
Other income, net	15,000	146,841
Income tax	-	-
Net loss	$ (288,037)	$ (615,448)

The accompanying notes are an integral part of these financial statements.

Statements of Stockholders' Deficit
(UNAUDITED)
Period from Inception (March 19, 2019) through December 31, 2019 and Year Ended December 31, 2020

	Series A Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount				
Balances - March 19, 2019	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of Series A Redeemable Convertible Preferred Stock	9,000	300,000	-	-	-	-	-	-
Issuance of Common Stock	-	-	10,000	10	299,990	-	-	300,000
Loans to officers secured by shares	-	-	-	-	377	(300,377)	-	(300,000)
Capital contribution by stockholder	-	-	-	-	100	-	-	100
Net loss	-	-	-	-	-	-	(288,037)	(288,037)
Balances - December 31, 2019	9,000	300,000	10,000	10	300,467	(300,377)	(288,037)	(287,937)
Repurchase of Series A Redeemable Convertible Preferred Stock	(9,000)	(300,000)	-	-	-	-	-	-
Repurchase of Common Stock	-	-	(2,500)	(2)	(119,997)	-	-	(119,999)
Payoff and/or cancellation of loans to officers secured by shares	-	-	-	-	(377)	300,377	-	300,000
Net loss	-	-	-	-	-	-	(615,448)	(615,448)
Balances - December 31, 2020	-	$ -	7,500	$ 8	$ 180,093	$ -	$ (903,485)	$ (723,384)

The accompanying notes are an integral part of these financial statements.

3

Statements of Cash Flows
(UNAUDITED)

	Period from Inception (Mar 19, 2019) through Dec 31, 2019	Year Ended Dec 31, 2020
Cash Flows from Operations		
Net loss	$ (288,037)	$ (615,448)
Adjustments to net loss		
Repurchase of Series A Preferred Stock	-	252,262
Changes in assets & liabilities		
Accounts payable	16,380	(16,380)
Total Cash Flows from Operations	(271,657)	(379,566)
Cash Flows from Financing		
Proceeds from PPP loan	-	45,594
Proceeds from EIDL loan	-	25,000
Proceeds from issuance of Series A Preferred Stock	300,000	-
Capital contribution by Series A Preferred Stockholder	-	200,000
Capital contribution by Common Stockholder	100	180,500
Total Cash Flows from Financing	300,100	451,094
Total Cash Flows	28,443	71,528
Beginning Cash Balance	-	28,443
Ending Cash Balance	$ 28,443	$ 99,971

The accompanying notes are integral part of these financial statements.

Xairos Systems, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Period from March 19, 2019 through December 31,
2019 and the Year Ended December 31, 2020

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Xairos Systems, Inc. ("Xairos" or the "Company") was incorporated as a Delaware corporation on March 19, 2019. The Company's original name was Speqtral Quantum Technologies, Inc. and was changed to Xairos Systems, Inc. on June 8, 2021.

Xairos is developing a global timing system, based on its proprietary quantum technology, to replace the current global timing system based on the satellite global positioning system ("GPS"). Management believes its system will provide to customers better service at lower cost.

The Company is in the process of developing its core technology and product offerings and has not yet earned any revenues. Thus, the Company is still in the development stage.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and accordingly, it may take advantage of certain exemptions from various reporting requirements applicable to publicly traded companies that are not emerging growth companies. This may make comparison of the Company's financial statements with the financial statements of a publicly traded company that is not an emerging growth company difficult.

Certain Risks and Uncertainties

The Company is subject to risks associated with emerging growth companies, including, but not limited to, rapid technology change, uncertainty of market acceptance of the Company's products and services, competition from substitute products and larger companies, the ongoing need for investment capital, the need to protect its proprietary technology, the need to develop strategic relationships, and dependence on key personnel. The Company will continue to incur significant costs as an emerging growth company and will require additional financing in the future to fund growth. If the Company is unable to secure sufficient financing when needed, this could have a material adverse effect on the Company's business operations.

Going Concern

These financial statements have been prepared based on the assumption that the Company will be able to continue to operate as a going concern. As of December 31, 2020, the Company had incurred cumulative net losses of approximately $903,000 and cumulative negative operating cash flows of approximately $651,000. To be able to continue operating, the Company will need to obtain financing within the next twelve months.

Management is working to secure the financing needed for the Company's continued operations. There can be no assurance that management will be successful in this endeavor. Thus, substantial doubt exists regarding whether the Company will be able to continue operating as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of

Xairos Systems, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Period from March 19, 2019 through December 31,
2019 and the Year Ended December 31, 2020

contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and the accompanying notes.

Significant items included in these financial statements that are subject to such estimates and assumptions include the fair values of financial instruments and the valuation of deferred tax assets. Management bases its estimates on historical and anticipated results, as well as various other assumptions that it believes are reasonable. Actual results could differ from these estimates, and such differences could have material impacts on the Company's financial statements.

Cash and Cash Equivalents

Cash consists of the Company's bank deposits. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between independent market participants on the measurement date. The Company measures financial assets and liabilities at fair value as of each reporting period using a fair value hierarchy which maximizes the use of observable inputs, to the extent possible, and minimizes the use of unobservable inputs. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs used in assessing fair value of financial instruments are described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity but are significant to the fair value of assets or liabilities.

Significant financial instruments in the Company's financial statements include notes payable and Series Redeemable Convertible Preferred Stock. Notes payable are reported as the original principal amount plus accrued interest, as prescribed by the legal agreements. The value of Series A Redeemable Convertible Preferred Stock was recorded at air value, on the date of issuance, based on price paid for these securities by external investors in arm's-length transaction.

Research and Development

Research and development costs primarily consist of payroll costs, stock-based compensation, laboratory services and supplies costs, costs of external consulting services and allocated overhead. Research and development costs are expensed as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The Company did not have any other comprehensive income (loss) transactions during the periods presented. Accordingly, comprehensive income (loss) is equal to net income (loss) for all periods presented.

Xairos Systems, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Period from March 19, 2019 through December 31, 2019 and the Year Ended December 31, 2020

Income Taxes

The Company applies the provisions of ASC 740, Income Taxes ("ASC 740"). Under ASC 740, the Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates and laws that will be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations.

The Company also utilizes the guidance in ASC 740 to account for uncertain tax positions. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more likely than not of being realized and effectively settled. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments, and which may not accurately reflect actual outcomes. The Company recognizes interest and penalties on unrecognized tax benefits as a component of provision for income taxes in the consolidated statements of operations.

For all periods presented, a 100% valuation allowance has been applied against all deferred tax assets.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, *Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity, and clarifies the guidance on the computation of earnings per share for those financial instruments. The guidance will be effective for the Company's financial statements ending December 31, 2022. The Company is currently evaluating the effect that ASU 2020-06 will have on its financial statements and related disclosures and does not believe the adoption will have a material impact.

NOTE 3 – BALANCE SHEET COMPONENTS

Accounts Payable

Accounts payable represent invoiced amounts owed by the Company to vendors for good and services. Accounts payable totaled approximately $16,000 and zero as of December 31, 2019 and 2020, respectively.

Notes Payable

The components of notes payable are shown below.

Xairos Systems, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Period from March 19, 2019 through December 31,
2019 and the Year Ended December 31, 2020

| | December 31, | |
	2019	2020
Former Series A Preferred Stockholder	$ -	$ 752,260
Paycheck Protection Program ("PPP")	-	45,908
Economic Injury Disaster Loan ("EIDL")	-	25,188
	$ -	$ 823,356

In December 2020, the Company issued a note payable, in the amount of $750,000, as consideration in its repurchase and cancellation of all outstanding shares of Series A Redeemable Convertible Preferred Stock. This note bears interest at a rate of 5% per annum, which is compounded semiannually. The Company is obligated to make four annual payments of $187,500 each, with the first payment due on January 1, 2023.

In April 2020, the Company obtained a Paycheck Protection Program ("PPP") loan administered through the United States Small Business Administration ("SBA"). The principal amount of the loan was approximately $46,000, and the interest rate was 1% per annum. This loan was fully forgiven in February 2021.

In October 2020, the Company obtained an Economic Injury Disaster Loan ("EIDL") administered through the SBA. The principal amount of the loan is $25,000, and the debt bears interest at a rate of 3.75% per annum. The Company is obligated to make monthly payments of $120 per month, commencing twelve months after the receipt of the funds.

Series A Redeemable Convertible Preferred Stock

During the year ended December 31, 2019, an investor purchased 9,000 shares of fully redeemable convertible preferred stock, in exchange for a $300,000 cash contribution. This investor contributed an additional $200,000 of cash during the year ended December 31, 2020. In December 2020, the Company repurchased all outstanding shares of Series A Redeemable Convertible Preferred Stock, and the investor relinquished all further claims on the Company, in exchange for the Company issuing a note payable in the amount of $750,000 in favor of the former investor. During the year ended December 31, 2021, the Company cancelled all shares of Series A Redeemable Convertible Preferred Stock and removed authorization for issuance of these particular shares.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with any litigation, and management is not aware of any pending or threatened litigation against the Company.

NOTE 5 – OTHER INCOME

During the year ended December 31, 2020, the Company received approximately $394,000 in U.S. federal government research grants, to support the Company in the development of its technology. This amount has been included in other income.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred income tax accruals for federal and state income taxes for the years ended December 31, 2019 and 2020.

Xairos Systems, Inc.
(A Development Stage Company)
Financial Statements (Unaudited) for the Period from March 19, 2019 through December 31,
2019 and the Year Ended December 31, 2020

	December 31,	
	2019	2020
Current income tax expense		
Federal	$ -	$ -
State	-	-
Total	-	-
Deferred tax asset (liability)		
Federal	$ 54,000	$ 171,000
State	15,000	48,000
Valuation allowance	(69,000)	(219,000)
Total	-	-
Total provision for income taxes	$ -	$ -

The components of the Company's deferred tax assets for federal and state income taxes consisted of the following as of December 31, 2019 and 2020.

	December 31,	
	2019	2020
Deferred tax asset attributable to:		
Net operating loss carryover	$ -	$ 69,000
Accrued expenses	69,000	150,000
Valuation allowance	(69,000)	(219,000)
Net deferred tax asset	$ -	$ -

As of December 31, 2020, the Company has approximately $171,000 in deferred income tax assets for federal income taxes and approximately $48,000 of deferred income tax assets for state income taxes. Such deferred tax assets are derived from the Company's ongoing losses, and they can be carried forward to offset and reduce future income and future income tax liabilities.

Because of the early stage of the Company and the significant uncertainty regarding future income and the ability to utilize the deferred tax assets, a 100% valuation allowance has been recorded to reduce the amount of recognized deferred tax assets to zero. The need for this valuation allowance will be reconsidered, and the valuation allowance potentially can be removed, in the future, if the Company demonstrates the ability to earn profits and utilize its deferred tax assets.

NOTE 7 – COMMON STOCK

The Company is authorized to issue 100,000 shares of Common Stock. As of December 31, 2020, 7,500 shares of Common Stock were outstanding. Of this amount, 5,000 shares are held by the Company's founder, who remains active in the daily management of the Company.

During the year ended December 31, 2020, one of the cofounders left the Company. This person previously held 5,000 shares of Common Stock. Upon this person's departure from the Company, 2,500 shares of Common Stock were repurchased by the Company. The departed cofounder still holds 2,500 shares.

Loans to Officers Secured by Shares

During the year ended December 31, 2019, the Company issued two loans of $150,000 each to the Company's founder and cofounder, to enable each of them to each purchase 5,000 shares of Common Stock. These loans were recorded as reductions to equity. During the year ended December 31, 2020, the founder fully repaid his loan, and this loan was removed as a reduction to equity. During the year ended December 31, 2020, the cofounder paid $30,000, and the Company forgave the remaining $120,000 of debt. This loan also was removed as a reduction to equity.

NOTE 8 – SUBSEQUENT EVENTS AND TRANSACTIONS

5-for-1 Common Stock Split

In March 2021, the Company executed a 5-for-1 split of its Common Stock, such that every stockholder of record at that time received five shares of Common Stock in exchange for every single share of Common Stock that was outstanding immediately prior to the split.

Issuance of Shares of Common Stock and Options to Purchase Common Stock

In March 2021, the Company issued 5,000 shares of Common Stock (on a post-split basis) and granted options to purchase another 15,000 shares of Common Stock to a new key executive. Concurrently, the Company granted options to purchase 1,000 shares of Common Stock to a new director.

Elimination of Series A Redeemable Convertible Preferred Stock

In March 2021, the Company eliminated Series A Redeemable Convertible Preferred Stock as an authorized class of stock of the Company.

Name Change

In June 2021, the Company legally changed its name from Speqtral Quantum Technologies, Inc. to Xairos Systems, Inc.

Convertible Note Financing

During the year ended December 31, 2021, the Company raised approximately $300,000 cash in convertible note financing.

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